ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2023



Eden Grow Systems Inc.
710 N. Post Oak Rd. Houston, Texas 77024
Edengrowsystems.com

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Eden Grow Systems Inc. is a C Corporation incorporated on March 27, 2017, under the laws of Texas. On January 19, 2022 the company changed its name from Eden Growth Systems to its current name Eden Grow Systems Inc.

The company is a farming technology company focused on manufacturing and selling a closed-system ecological designed modular farming system, the Eden Grow Tower that allows businesses and individuals to grow their own food without using herbicides, pesticides, or fertilizers. The Company also grows and sells produce in company owned grow ops.

A key differentiator for the company's technology is the ability to be utilized for many use cases, including local production, largescale production without large costs of goods, and for research purposes. Further, the company's research indicates that the Eden Tower is the only solution that allows for the full spectrum of crops to be grown. This is due to the tower variations and depth of grow chambers that is unique to the Eden Tower.

The technology stems from NASA's work to develop a life-support system that functions as a self-replenishing ecology through the NASA Technology Transfer program. As part of this program, the company has been able to develop, and is continuing to develop a family of products, utilizing the efficiencies of the NASA Controlled Ecological Life Support System (CELSS) program. Eden also welcomed Dr. Marshall Porterfield to serve as a scientific adviser to the company. Dr. Porterfield is a former NASA scientist and current professor at Purdue University.

Products

Eden has developed, and is continuing to develop, a family of products that provide the ability to grow organic plants that produce a higher yield in a shorter growing cycle.

- The Grow Tower – sold in multiple configurations to grow specific plants which can be used by both consumers and commercial growers. The Grow Towers are the only commercial systems capable of growing a wide profile of plants: potatoes, carrots, corn, hemp, fruits, vine plants such as tomatoes and grapes, bell peppers, jalapenos, lettuces, kale, herbs and many others;
- Eden Grow Ops – commercial sale of vegetables and herbs grown in grow towers and sold to individuals, restaurants and institutions.
- The Micro-tower – anticipated to be available in June 2024, the only small-scale system capable of growing all crops from mushrooms to vining crops and root vegetables. This product is being launched at a sub-$1000 price point to address the consumer market.
- The Eden Control System (ECS) – repurposing our internal control system used in the Grow Tower and the Micro-tower, as a standalone product to control other grow systems including greenhouses, hobby gardens, and commercial grow operations.

In addition to the physical products, the company provides digital tools to automate and monitor the growing process, including the Eden Control System, and the Eden App.

Customers and Partners

Initial sales have been to individuals, governmental organizations, churches and schools using direct target marketing and a limited amount of social media. Specific examples include:

We closed our initial order from Harris County Pct 2 for an initial system that is part of their plan to address the "food desert" that exists in underserved poorer sections of Houston developing community gardens on these lots. The City of Houston has over 27,000 abandoned lots, potentially allowing for further expansion. Working with The

Feed the Future Foundation and Harvest for the Hungry Foundation we are utilizing our incubation towers where up to 320 plants can be quickly grown from seeds to small seedlings to be transplanted into community gardens. Having proven the success of the pilot project, and with the purchase and implementation of grow towers last year, we are now in negotiations with Harris County Precinct 2 for a $1M project forecasted for the 3rd Quarter of 2024. This project represents a template for Eden to expand within precinct 2, as well as additional municipalities within Texas and beyond. While no agreement in in place as of the date of this filing, we are encouraged by the support we are receiving from Harris County and the City of Houston.

Beginning with an initial Phase I SBIR grant from AFWERX, a division of the U. S. Air Force, we received a $50,000 grant two years ago to investigate the use of grow tower systems on remote bases. The company has also received notice that its application for a Phase II SBIR contact was selected for its technical merit. While the contract was never funded due to other spending priorities, we were able to enter into a direct contract for the installation of Grow Towers on Ascension Island, one of the remotest bases in existence. As part of the contract, the company intends to optimize our centralized Eden Control System where we would be able to continually monitor grow operations on any facility worldwide.

We have established a distribution agreement with Empowered Network Inc. a Texas based company that sells advanced educational products primarily to high schools. They have initiated sales of grow towers to high schools with existing ag. programs to introduce vertical farming into their curriculum. They have had initial sales and are working over fifty (50) specific leads secured at a state-wide ag conference earlier this month.

In addition, during the course of the company's development, we have collaborated with Texas A&M, North Dakota State University, New Mexico State University, Purdue University and Prairie View A&M outside of Houston. Researchers at each institution have towers where they are conducting collaborative work to improve our proprietary growing methods and outcomes on a plant specific basis. In addition to our research collaborations, these institutions are customers, with New Mexico State University, North Dakota State University, and Texas A&M having purchased product.

Employees

The company currently has 11 full-time employees and 1 part-time employee.

Regulation

The company is not subject to any unusual regulations.

Intellectual Property

Eden has filed three (3) provisional patents related to its unique technology:

Title of Invention	Filing Dates
Methods and Systems for Automated Food Growing	October 7, 2022
Scalable, Bioregenerative Crop and Energy Production System for Terrestrial and Non-Terrestrial Use	June 19, 2019
Grow Towers	August 26, 2021

In addition to having patents, the company also protects its intellectual property with trade secrets as well as entering into non-disclosure agreements with its employees.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company leases property in 1030 E. Jewett Blvd, White Salmon, Washington 98672. The lease expires on May 30, 2024, which we intend to renew. Additionally, the company leases a building at 85 NE Estes Ave, White Salmon, Washington 98672 on a month-to-month basis.

The home office is located at 710 N. Post Oak, Houston, Texas 77024 is shared with Ramsey Financial Group, where our CEO is a principal, at no cost to Eden.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has limited operating history.
The company was formed as a corporation in 2017 in Texas and changed its name in 2022. We have limited established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had generated limited revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The reviewing CPA has included a "going concern" note in the reviewed financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Common Stock in the amount of up to $1,240,000 in this offering, already having reached the Target Offering Amount of $50,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such

orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel including Bart Womack, Jeff Raymond, Michael Sayler, Ivan Garcia, and Leo Womack. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The company's success, in large part, depends on its ability to protect and maintain the proprietary nature of its technology. The company must prosecute and maintain its existing patents and obtain new patents. Some of the company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the company. The company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

We may face significant competition, and if we are unable to compete effectively, our sales may be adversely affected.
We believe that our grow towers offer significant benefits over traditional hydroponic industry products. However, there are companies in a variety of related markets, including but not limited to, consumer electronics, commercial hydroponics, gardening wholesale, and soil-based gardening that are larger, better funded, and have experience in our channels of distribution. These companies may decide to develop products to compete with our products. These companies could use hydroponic technologies, and could achieve better consumer acceptance. The success of any competing products may have a material adverse effect on our business prospects, results of operations and financial condition.

Increases in energy prices, resulting from general economic conditions, or other factors, may raise our cost of goods sold and adversely affect our business, results of operations and financial condition.
Energy costs, especially gasoline and fuel costs, are significant expenses in the delivery of our products. Increased costs resulting from general economic conditions, war, acts of nature, or other factors, may result in declining margins and operating results if market conditions prevent us from passing these increased costs on to our

customers through timely price increases on our products. Our business prospects, results of operations and financial condition would be materially and adversely affected.

Our future success is completely dependent on our ability to market our products and generate consumer acceptance on a broader scale.
We have introduced our products to consumer markets unfamiliar with their use and benefits. Although we believe that we have penetrated only a small portion of the potential market for our products, our marketing efforts may not generate widespread consumer adoption. If our marketing strategies fail to attract customers, our product sales may not produce future revenue sufficient to meet our operating expenses or fund our future operations. Our business, prospects, results of operations, and financial condition will be materially and adversely affected.

Negative economic conditions, specifically in the United States and Canada, could adversely affect our business.
Uncertain global economic conditions could adversely affect our business. Negative global economic trends, particularly in the United States and Canada, such as decreased consumer and business spending, high unemployment levels, reduced rates of home ownership and housing starts, high foreclosure rates and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect consumer demand for our products. Our most price-sensitive customers may trade down to lower priced products during challenging economic times or if current economic conditions worsen, while other customers may reduce discretionary spending during periods of economic uncertainty, which could reduce sales volumes of our products in favor of our competitors' products or result in a shift in our product mix from higher margin to lower margin products.

In order to increase our sales and marketing infrastructure, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As we continue to work to expand our business, we will need to expand the size of our employee base for managerial, operational, sales, marketing, financial and other resources. Future growth would impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, motivate and integrate additional employees. In addition, our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Our future financial performance and our ability to continue to grow our operation and compete in the hydroponics industry effectively will depend, in part, on our ability to effectively manage any future growth.

Risks Related to the Securities

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
L. Barton Womack	CEO, Founder	March 2017 - Present	Full-Time
Jeff Raymond	COO/CTO, Co-Founder	April 2018 - Present	Full-Time
Michael Sayler	Vice President of Manufacturing and Supply Chain	June 2023 – Present	Full-Time
Ivan Garcia	CFO	June 2023 - Present	Full-Time
Directors:			
Leo Womack	Chairman of the Board	April 2019 - Present	
Meagan Crawford	Director	March 2017 - Present	
Kim Petersen	Director	January 2023 - Present	
Rick Harlow	Director	September 2023 - Present	
Thirza Duensing	Director	January 2023 - Present	
Ngu Morcho	Director	June 2023 - Present	
Dougal Cameron	Director	June 2023 - Present	
L. Barton Womack	Director	March 2017 - Present	
Jeff Raymond	Director	May 2019 – Present	
Kenneth R. Wimbley	Director	February 2024 – Present	

L. Barton Womack, Founder, CEO, Director
L. Barton Womack is the CEO of Eden Grow Systems and has been with the company since it was founded in 2017. He is a Futurist, Investor, Producer, and Inventor and has, over the last 30 years, built businesses and executed ideas in a wide range of industries. He has helped catalyze cultural movements and inspired generations of consumers. Bart has also, since 2008, been a Principle at Ramsey Financial Group (RFG), a Houston, Texas-based single-family office, which manages the Leo B. Womack Family Trust. Established in 1992, RFG seeks to preserve wealth and where applicable, deploy capital into the most viable, long-term, wealth-building opportunities that have good risk-to-reward metrics.

Bart volunteers with local organizations and frequently manages communications and media projects for inspirational non-profits, such as the New Worlds Institute. He is the founder of the 501(3)(c) FEED THE FUTURE Foundation which is funding the utilization of Eden grow towers to establish community gardens in the US as well as Mexico, Ukraine and Cameroon.

Jeff Raymond, Co-Founder, COO, CTO, and Director
Jeff Raymond is a respected co-founder, veteran, and inventor of the company's grow system. A former officer in the Air Force and a Lead Engineer at Insitu, Inc., a Boeing component manufacturer, he has led a remarkable career spanning over 15 years that established himself as a proven pioneer in the field of technology and product

development. In his role at Insitu, Jeff was responsible for new product development related to product lines in. He served in this role until May 2019. In addition, Jeff brings a wealth of expertise in corporate-wide operations and infrastructure, backed by over 25 years of management and leadership experience. His YouTube Channel "The Real Martian" has over 2 million views and he was awarded "Human of the Year" by Vice Magazine.

Michael Sayler, Vice President of Manufacturing and Supply Chain
Michael Sayler is a dynamic leader, entrepreneur, and veteran, known for his exceptional leadership skills. With 15 years of experience in manufacturing within a high-tech environment, he has honed his expertise in delivering excellence. Michael's leadership, marked by a relentless commitment to high quality, rapid delivery, and innovation, has played a pivotal role in navigating the ever-changing business landscape over the course of his 10-year leadership tenure.

He has been with the company since February 2023, and before that he worked with Insitu for 15 years with Boeing as a manufacturing floor manager.

Ivan Garcia, CFO
Ivan Garcia is an entrepreneur, advisor, and the Chief Financial Officer of Eden Grow Systems. He has over 20 years of experience in auditing, financial forensics consulting, corporate accounting, financial planning and analysis (FP&A), tax, treasury, M&A, and financial strategy leading global teams across the Americas, Europe/Middle East/Africa, and Asia Pacific.

In Ivan's most recent corporate role, he was the Western Hemisphere Vice President of Finance at Control Risks – a London-based global specialist risk consultancy. Earlier in his career, Ivan served in a range of roles at PricewaterhouseCoopers and senior executive positions at firms including Baker Hughes, Applus, and Mears Group

Ivan holds a BBA in Accounting from the University of Houston, and is a Certified Public Accountant (CPA), Certified Fraud Examiner (CFE), Certified in Financial Forensics by the American Institute of Certified Public Accountants (CFF), and a Chartered Global Management Accountant (CGMA).

He has been with the company since June 2023, before that he worked for Control Risks from August 2018 until April 2023.

Leo Womack, Founder and Executive Chairman of the Board
Leo is currently the CEO and Chairman of Ramsey Financial Group a single family office (ramseyfg.com). Beginning his career as a CPA with Arthur Andersen, in 1969 he purchased a local CPA firm and in the early 80's he merged the firm into a large national firm and retired from the profession to pursue private investment opportunities primarily in real estate and early-stage technology companies. He has and is serving on the Board of numerous publicly traded companies usually in the capacity of Audit Director.

He was a founding member of the Houston Angel Network (HAN) and later served as its President and Chairman, and is still an active member. He continues to search for unique opportunities in real estate, early-stage technology, medical device, and micro-cap public companies involving these disciplines.

Meagan Crawford, Director
An entrepreneur, business educator, space industry pioneer, experienced executive, and investor, Meagan has taught, coached, and advised hundreds of space startups through their earliest stages – including some of the current generation of successful companies. She is managing partner of SpaceFund, a venture capital firm investing in space startups and sits on the board of directors of numerous space companies and non-profits. A leading advocate for women in space, she is also the host of the "Mission Eve" podcast. She is a graduate of the Rice Business School MBA program.

Kim Petersen, Director

Kim Petersen is Managing Director of Checchi Capital Advisers, an independent investment advisory firm focused on business owners, corporate executives and entrepreneurs. Previously she counseled entrepreneurs and start-up companies on business plan execution and growth strategies. Prior to her consulting role she was Managing Director at JPMorgan Chase in Houston and spent her 21-year career there advising corporate and ultra-high net worth clients and built a wealth advisory niche specific to business owners and corporate executives. Throughout her career she has achieved significant milestones developing and managing new business operations, while providing valuable financial and wealth strategies to business owners, corporate executives, wealthy families and charitable organizations. She received a B.B.A. in Finance at The University of Texas at Austin and holds Series 65 securities license.

Rick Harlow, Director

Rick is a highly experienced and accomplished leader with a diverse background in business development and technology projects across various industries, including energy, defense, telecom, software, transportation, federal government, and finance. With 25 years of experience, he has consistently demonstrated his ability to drive growth, improve performance, and increase revenues through successful strategies.

Rick's strategic leadership abilities have been recognized by prestigious publications and research institutions like Forbes, Bloomberg, and Gartner, which further validate his success in identifying new markets and driving companies from their initial stages to excelling in dynamic and demanding business environments.

Thirza Duensing, Director

Thirza brings over 30 years of start-up and enterprise leadership in diverse industries, including consumer products, financial services, insurance, telecommunications, manufacturing, cyber security, international sports, healthcare, and high-end design. Some of the many organizations she has worked with include, Coca-Cola, MasterCard, VISA, Delta Airlines, the Olympic Committee, the World Cup, and IBM.

She pursues opportunities that enable her to influence and impact strategic direction, focusing on innovative concepts, sustainability, and business development for domestic and global organizations that are purpose-driven.

Ngu Morcho, Director

Ngu Morcho is an accomplished entrepreneurial executive with a diverse background spanning over 20 years. With expertise in C-suite leadership, general management, project development, venture capital, product development, and sales & marketing, Ngu has successfully navigated various industries in both the US and Africa. Notably, he has made significant contributions in areas such as digital health, medical devices, pharmaceuticals, and ophthalmology within the non-profit sector. As a US military veteran, Ngu is driven by a passion for leveraging impact finance and technology to create innovative projects, products, and markets that deliver value-based care to underserved communities.

Dougal Cameron, Director

Dougal Cameron is the CEO of Cameron Management, a Houston-based real estate ownership and management company. He also serves on the board of Hines Global Income Trust, a global real estate public company. With a strong background in founding and leading successful companies, Dougal brings valuable expertise and strategic guidance to the board. He holds a Bachelor's degree in Accounting from Texas Tech University and an MBA from Harvard. Dougal actively participates in various Houston civic organizations and serves as a Governing Board Member of the Prison Entrepreneurship Program.

Kenneth R. Wimbley, Director

Kenneth R. Wimbley is the President of KNCS Services, LLC, an engineering, and construction company with expertise in medical, light industrial, hospitality, and pharmaceutical construction. He also serves on the Galena Park School District Community Advisory Council. He is an active member and past President of the North Shore Rotary Club. He currently serves as Asst. District Governor of the North Channel Chamber of Commerce Board,

Chairman of the board of the Wendel D. Ley YMCA, and a Commissioner of the Harris County Emergency Service District ESD-12. Wimbley is a graduate of Lamar University with a Bachelor's degree in civil engineering.

SCIENTIFIC ADVISORS

Dr. Gary Stutte
Dr. Gary Stutte has been the President and CEO of SyNRGE, LLC since 2016, a company that he founded with the vision of applying controlled environment agriculture technology developed for space exploration to address the global food security and sustainability challenges. With over 25 years of experience as NASA's Head of Plant Research at Kennedy Space Center, he leads a team of talented and passionate professionals.

His core competencies include plant nutrition, crop selection, environmental control, lighting design, and system optimization for indoor farms and greenhouses. He also has a strong background in space biology, LED lighting, and molecular plant science, which enables me to collaborate with leading researchers and innovators on cutting-edge projects related to plant growth in space and in controlled environments. He has published over 150 scientific articles and received multiple awards and honors for my contributions to the field.

Dr. Marshall Porterfield
Dr. D. Marshall Porterfield is now back at Purdue University after serving as Division Director for Space Life and Physical Sciences (SLPS) at NASA headquarters in Washington DC for six years. He oversaw the Human Research, Physical Sciences, and Space Biology Programs including research and engineering assets at six NASA centers. During his time, he established the first open science, and advanced integrated omics research programs including NASA GeneLab and the NASA Twins Study.

Dr. Amit Dhingra
Dr. Amit Dhingra is a Professor and Head of the Department of Horticultural Sciences at Texas A&M University. He is a part of a team of faculty and staff who are dedicated to the Land Grant Mission of Teaching, Research and Extension to advance the knowledge and application of horticulture and plant science, training the next generation of leaders and supporting the farmers in their efforts to grow food for the benefit of society. He has over 25 years of experience in horticulture and plant science research, teaching, and entrepreneurship, with a PhD in Plant Molecular Biology from the University of Delhi supported by University Grants Commission, India and The Rockefeller Foundation predoctoral Fellowships.

His research focus areas include plastid biology, pre- and post-harvest fruit development, plant-pathogen interactions, and plant-soil-microbiome interactions. The research is based on the core concepts of genomics, biotechnology, genetics, breeding, photobiology, signal transduction, physiology, bioenergy. He is interested in grant and project development, start-ups and spinouts, project and personnel management, and mentoring. He is passionate about developing novel and sustainable solutions for the global challenges of food security, human nutrition, energy production, and environmental conservation. .

Dr. Kalidas Shetty
Dr. Kalidas Shetty is the Founding Director of the Global Institute of Food Security and International Agriculture (GIFSIA) at North Dakota State University (NDSU, Fargo, North Dakota), Associate Vice President for International Partnerships and Collaborations and Professor of Plant Sciences at NDSU. Prior to joining NDSU, Dr. Shetty was Professor of Food Science at University of Massachusetts for over 19 years. He earned his PhD in Microbiology and his M.S in Bacteriology from the University of Idaho (Moscow, Idaho) and was a Post-Doctoral Scientist at University of Guelph (Canada), and at the National Institute of Aerobiological Sciences in Japan. Dr. Shetty was inaugural Jefferson Fellow at the U.S. State Department in 2004 and served as a consultant for five years. He has authored or co-authored over 250 publications, including more than 210 peer-reviewed journal publications and reviews, concept papers, patents and book chapters. Dr. Shetty's publications have been cited widely.

Dr. Aruna Weerasooriya
Dr. Aruna Weerasooriya received his Bachelor's degree in Biology from the University of Peradeniya in Sri Lanka and a Doctoral degree in Plant Systematics from the University of Hong Kong under the supervision of Professor

Richard M.K. Saunders. He also received postgraduate training in collection-based plant systematics research, herbarium management, germplasm conservation, and botanic garden management from the Royal Botanic Gardens in Kew, England, and the Royal Botanic Gardens in Edinburgh, Scotland.

After completing his PhD, Dr. Weerasooriya conducted postdoctoral research at the University of Missouri-St. Louis, where he focused on molecular systematics in flowering plants, and then at the University of Mississippi (Ole Miss), where he worked on medicinal plant systematics. Later, he was appointed as a Senior Research Scientist at the National Center for Natural Products Research, where he developed the largest living medicinal plant collection in the United States at the Maynard W. Quimby Medicinal Plant Garden.

Dr. Weerasooriya has been actively involved in numerous taxonomic revisions in the Asian region, particularly in countries such as Sri Lanka, Thailand, Malaysia, Indonesia, Philippines, China, Cambodia, Vietnam, and Laos, and has discovered many new plant species to science. His contributions to plant discoveries in Thailand were recognized by the government, which honored him with a postage stamp.

Dr. Weerasooriya is an elected Fellow of the prestigious Linnean Society of London, the world's oldest biological society that promotes the study of biological diversity, ecology, and evolution. Currently, he also leads one of the dynamic Industrial Hemp (Cannabis sativa) research programs in the state of Texas at the PVAMU Cooperative Agriculture Research Center, College of Agriculture & Human Sciences.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of company's voting securities as of December 31, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power as of 12/31/2023
Leo B. Womack Family Trust	1,665,706 – Common Shares 190 – Series A Shares	27.41%

The following table describes our capital structure as of December 31, 2023:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not-issued	Available
Common Stock	50,000,000	4,644,975	3,904,584*	41,450,441
Preferred Stock	100,000	248	0	99,752

*Includes 3,904,584 shares reserved for exercise of issued options. The company has also issued $709,077 worth of convertible notes, the notes will convert upon certain triggering events but the exact number of shares is not known as of the date of this Form

FINANCIAL DISCUSSION

Financial statements

Our financial statements for the fiscal years ended December 31, 2022 and 2023 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by SetApartFS. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement.

The company's net revenues for the year ended December 31, 2023 were $205,430, a 745.88% increase from $27,542 in 2022. Net revenues consist of all sales, less discounts and returns. The company's revenues in 2022 were primarily derived from the AFWKS grant and from an initial tower sale and in 2023 all revenue was from tower sales.

Costs of goods primarily consists of component parts, labor, shipping supplies and shipping costs. Cost of goods sold in 2023 was $319,595, compared to $1,488 in 2022.

Gross loss (revenues less the cost of producing those revenues) in 2023 was $114,165, compared to a gross profit of $26,054 in 2022. This reduction in profit is due to a market driven 200% increase in cost of goods from January to December of 2023. Eden has redesigned the tower to reduce the cost of parts to address this issue and all towers sold in 2023 forward should have the newer solution which would allow us to meet our expected 35% margin.

The company's operating expenses consist of rent, payroll, professional services, marketing and advertising, utilities, general and administrative costs, and research and development. Operating expenses in 2023 amounted to $1,080,942, a 1.03% increase from $1,051,796 in 2022. The primary components of this increase were:

- A 22.6% increase in general and administrative to $1,066,834.
- An 453.7% decrease in research and development to $14,108.
- A 100% decrease in sales and marketing expenses to $0.

As a result of the foregoing factors, the company's net loss from operations was $1,195,107 in 2023, a 11.7% increase from losses of $1,025,741 in 2022.

Additionally, the company had Other Loss/Income and interest expenses of $178,496 in 2023, a 833.25% increase from a loss of $24,343 in 2022.

As a result of the foregoing factors, the company's net loss for 2023 was $1,373,603 an increase of 37.2% from a net loss of $1,001,399 in 2022.

Since the end of the period covered by the financial statements, there have been no other events or transactions during this time which would have a material effect on the financial statements.

Liquidity and Capital Resources
To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time.

The company was initially capitalized by equity investments from its shareholders in the amount of $1,724,984 and loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2023 was $1,241,638. The company had cash and cash equivalents on hand in the amount of $29,519on December 31, 2023.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned.

The company had approximately $29,248 cash on hand as of December 31, 2023. Currently, we estimate our burn rate (net cash out) to be on average $50,000 per month. The company has been able to support these ongoing expenses though proceeds of its offering under Regulation Crowdfunding and other financing efforts as discussed below. The company will continue to rely on investor financing until it reaches profitability.

Indebtedness

In Fiscal Year 2021 the company entered into a convertible note in the amount of $519,000 at an 8% interest rate. The convertible notes are convertible into preferred shares at a conversion price determined by future conversion triggering transactions.

In Fiscal Year 2022 the company entered into a convertible note in the amount of $162,900 at an 8% interest rate. The convertible notes are convertible into preferred shares at a conversion price determined by future conversion triggering transactions.

In Fiscal Year 2023 the company has a total outstanding convertible note balance of $681,900.

In Fiscal Year 2022 and 2023 the company entered into several promissory notes totaling $559,738 with a varying interest rates. As part of the sales of these promissory notes, in October 2023, the company issued convertible notes to certain investors which also included warrants to acquire shares of the company's common stock at a price of $0.795 per share.

RELATED PARTY TRANSACTIONS

The company has not entered into transactions with its officers, directors, or affiliates.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

- In Fiscal Year 2021, we sold $619,900 worth of convertible notes at an 8% interest rate including to director Tim Teuscher and the Womack Family Trust in reliance on 4(a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes.

- In Fiscal Year 2022, we sold $162,000 worth of convertible notes at an 8% interest rate including to the Womack Family Trust in reliance on 4(a)(2) of the Securities Act. The proceeds of this offering were used for general business purposes.

- In Fiscal Year 2023 through June 30, 2023, we sold $907,000 worth of Series A convertible preferred stock at a conversion price of $0.78 cents per share bearing a 6% coupon convertible into additional shares of common stock upon the company successfully raising a minimum of $2,000,000 in a priced round. The proceeds of this offering were for general business purposes. The Womack Family Trust, Dougal Cameron and Kim Petersen participated in this round.

- In October 2023, the company issued promissory notes which included a warrant to acquire the company's common stock at a price of $0.795 per share. This warrant was exercised on February 7, 2024, resulting in the issuance of 125,789 shares for gross proceeds of $100,002.26.

- From October 25th, 2022 to December 31, 2023, 51,449 shares of common stock were sold. From January 1 2024 thru March 31, 2024, 103,896 shares of common stock were sold bringing the total outstanding to 4,765,855

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Eden Grow System's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description and definitions of the company's outstanding securities and capital stock, you should refer to our convertible promissory note, Certificate of Incorporation and our Bylaws and applicable provisions of the Texas General Corporation Law, as appropriate.

General

The company's authorized securities consist of up to 50,000,000 shares of common stock, 100,000 of preferred stock and $681,000 of Convertible Promissory Notes. As of March, 31, 2023, there were 4,765,855 shares of Common Stock outstanding. For this offering, the company is issuing common stock at $1.00 per share.

Common Stock

Dividend Rights
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights
Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock. The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

Dividend Rights
Preferred Stock shares will earn a 6% cumulative dividend per annum, payable in additional shares of Series A Preferred Stock, until they are converted to common stock at the option of the holder or upon the occurrence of a Qualified Financing

Voting Rights
Each holder of Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive, prior and in preference to the holders of Common Stock.

Conversion

Each share of Preferred Stock and all accrued dividends is convertible into Common Shares at the option of the holder at any time following the original issue date. Additionally, each share and accrued dividends will automatically be converted into shares of Common Stock as determined by dividing the original issue price of each share of Preferred Stock and all accrued dividends. Automatic conversion will be triggered during a Qualified Offering of any offering or aggregate offerings of the company's securities resulting in gross proceeds of minimum of $2 million based on a pre-money valuation of $7.5 million.

Convertible Promissory Notes

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 8%, and do not have a maturity date.

Conversion terms

The convertible notes are convertible into preferred shares at a conversion price. The notes will convert upon the occurrence of (A) in the case of a Maturity Conversion, which is the earlier of (a) date the company raises a minimum of $1,000,000 in a fixed price raise; (b) the date the Holder has affected an Acceleration; or (c) the date the Holder has effected a change of control acceleration. (1) the company Valuation divided by (2) the Fully-Diluted Shares as of such conversion date; and (B) in the case of a Fund Raise Conversion, 80% of the lower of the following values: (1) the lowest price per Fund Raise Security paid by the investors purchasing Fund Raise Securities in the Fund Raise; or (2) the quotient of (2,500,000) the Valuation Cap divided by (y) the Fully-Diluted Shares as of the Fund Raise Date. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it Means to be a Minority Holder

As an investor in the common stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transfer Agent

The company has selected United Transfer Agency LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

REGULATORY INFORMATION

Disqualification

Neither the company, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The annual report may be found on the company's website at http://dataroom.edengrowsystems.com/

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Information regarding updates to the offering and to subscribe can be found here,
http://invest.edengrowsystems.com/

EDEN GROW SYSTEMS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Eden Grow System, Inc.
Houston, Texas

We have reviewed the accompanying financial statements of Eden Grow System, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 5, 2024
Los Angeles, California

EDEN GROW SYSTEMS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	29,519	$	32,828
Acccounts Receivable, net		76,609		16,253
Inventory		2,100		44,855
Total current assets		**108,228**		**93,936**
Property and equipment, net		52,327		57,227
Total assets	$	**160,556**	$	**151,164**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable		206,454		72,070
Credit Cards		61,310		47,369
Deferred Revenue		129,638		57,739
Short-term Promissory Notes		559,738		157,438
Accrued Interest on Short-term Promissory Notes		75,502		38,259
Loan Payable		40,000		-
Other Current Liabilities		18,309		-
Total Current Liabilities		**1,090,951**		**372,875**
Convertible Note		681,900		681,900
Accrued Interest on Convertible Notes		126,298		71,746
Total Liabilities		**1,899,149**		**1,126,521**
STOCKHOLDERS EQUITY				
Common Stock	$	464	$	193
Preferred Stock		0		-
Additional Paid In Capital		1,404,372		794,277
Retained earnings/(Accumulated Deficit)		(3,143,430)		(1,769,827)
Total stockholders' equity		**(1,738,593)**		**(975,357)**
Total liabilities and stockholders' equity	$	**160,556**	$	**151,164**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net revenue	$	205,430	$	27,542
Cost of goods sold		319,595		1,488
Gross profit		(114,165)		26,054
Operating expenses				
General and administrative		1,066,834		869,876
Research and Development		14,108		64,012
Sales and marketing		-		117,908
Total operating expenses		1,080,942		1,051,796
Operating income/(loss)		(1,195,107)		(1,025,741)
Interest expense		161,751		-
Other Loss/(Income)		16,745		(24,343)
Income/(Loss) before provision for income taxes		(1,373,603)		(1,001,399)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(1,373,603)**	$	**(1,001,399)**

See accompanying notes to financial statements.

EDEN GROW SYSTEMS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	1,928,643	$ 193			$ 358,069	$ (768,428)	$ (410,166)
Capital Contribution	-	-			432,245		432,245
Share-Based Compensation					3,962		3,962
Net income/(loss)						(1,001,399)	(1,001,399)
Balance—December 31, 2022	1,928,643	193			794,277	$ (1,769,827)	$ (975,357)
Capital Contribution	2,716,332	272	248	0	602,320		602,592
Share-Based Compensation					7,504		7,504
Net income/(loss)						(1,373,603)	(1,373,603)
Balance—December 31, 2023	4,644,975	$ 464	248	$ 0	$ 1,404,372	$ (3,143,430)	$ (1,738,865)

See accompanying notes to financial statements.

EDEN GROW SYSTEMS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,373,603)	$ (1,001,399)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	6,606	19,891
Share-based compensation	7,504	3,962
Changes in operating assets and liabilities:		
Acccounts Receivable, net	(60,355)	(16,253)
Inventory	42,754	(36,057)
Accounts Payable	134,384	72,070
Credit Cards	13,940	47,369
Other Current Liabilities	18,309	
Unearned Revenue	71,900	56,502
Accrued Interest	91,794	94,068
Net cash provided/(used) by operating activities	**(1,046,767)**	**(759,848)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(1,706)	(49,540)
Net cash provided/(used) in investing activities	**(1,706)**	**(49,540)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	602,592	432,245
Borrowing on Short-term Promissory Notes	402,300	157,438
Borrowing on Loan Payable	40,000	
Borrowing on Convertible Note	-	162,000
Net cash provided/(used) by financing activities	**1,044,892**	**751,683**
Change in cash	(3,581)	(57,705)
Cash—beginning of year	32,828	90,533
Cash—end of year	**$ 29,248**	**$ 32,828**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 69,957	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ -
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Eden Grow System Inc. was incorporated on March 27, 2017 in the state of Texas. The financial statements of Eden Grow System, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

The Company is a farming technology company focused on closed-system ecological design and is dedicated to finding and implementing the newest farming technologies and designs, with the end goal of giving families and communities the ability to be self-sufficient in their food production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials which are determined using a FIFO (first-in-fist-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Tools, Equipment, Furniture	5 years
Major R&D Tooling Assets	5 years
Lifepod Assets	5 years
Grow Tower Assets	5 years
Information Technology/Computers	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount

exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Eden Grow System Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:
- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

The Company earns revenues from the sale of its product also grant proceeds.

Cost of sales

Costs of goods sold include shipping costs and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $0 and $117,908, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 5, 2024, which is the date the financial statements were issued.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Raw materials	2,100	44,855
Total Inventory	$ 2,100	$ 44,855

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Taxes Payable	14,063	-
Payroll Liabilities	4,246	-
Total Other Current Liabilities	$ 18,309	$ -

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Tools, Equipment, Furniture	$ 14,048	$ 12,670
Major R&D Tooling Assets	8,000	8,000
Lifepod Assets	20,345	25,765
Grow Tower Assets	48,981	43,882
Information Technology/Computers	6,884	6,235
Major Manufacturing Tooling Assets	4,987	4,987
Property and Equipment, at Cost	103,246	101,540
Accumulated depreciation	(50,918)	(44,313)
Property and Equipment, Net	$ 52,327	$ 57,227

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $6,606 and $19,891, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 4,644,975 shares and 1,928,643 shares were issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 100,000 shares of Preferred Stock at a $0.001 par value. As of December 31, 2023, and December 31, 2022, 248 and 0 Preferred Stock were issued outstanding, respectively.

7.   SHAREBASED COMPENSATION

In 2023 and 2023, the Company awarded options of shares to key employees in lieu of a fixed salary. The total options awarded were 1,213,035 and 3,904,584 for the years 2022 and 2023, respectively.
Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2021	598,222	$	1.31	2.22
Granted	614,813			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	1,213,035	$	1.31	9.03
Exercisable Options at December 31, 2022	1,213,035	$	1.31	9.03
Granted	2,691,549	$	-	
Execised		$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	3,904,584	$	1.31	9.22
Exercisable Options at December 31, 2023	3,904,584	$	1.31	9.22

Stock option expenses for the years ended December 31, 2023 and December 31, 2022 was $7,504 and $3,962, respectively.

8. DEBT

Promissory Notes

During the years presented, the Company entered into various promissory notes. The details of the Company's notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
				Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2022 Promissory Note- certain lenders	$ 157,438	12.00%	12/31/2022	$ 18,893	57,152	$ 157,438	$ -	$ 214,590	$ 38,259	$ 38,259	$ 157,438	$ -	$ 195,697
2023 Promissory Note- certain lenders	$ 262,300	12.00%	12/31/2024	$ 8,332	8,332	$ 262,300		$ 270,632	$ -	$ -	$ -	$ -	$ -
2023 Promissory Note- certain lenders	$ 140,000	10.00%	12 months	$ 10,018	10,018	$ 140,000	$ -	$ 150,018	$ -	$ -	$ -	$ -	$ -
Total				$ 37,242	$ 75,502	$ 559,738	$ -	$ 214,590	$ 38,259	$ 38,259	157,438	$ -	$ 195,697

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 559,738
2025	-
2026	-
Thereafter	-
Total	**$ 559,738**

Loan Payable

In 2023, the Company entered into loan agreement, which details and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Independent Bank - Loan	$ 40,000	7.15%	8/18/2023	7/10/2024	$ 1,058	1,058	$ 40,000	$ -	$ 41,058
Total					$ 1,058	$ 1,058	$ 40,000	$ -	$ 41,058

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	For the Year Ended December 2023					For the Year Ended December 2022				
				Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Note	$ 519,900	8.00%	Financial year 2021	41,592	99,121	519,900	-	519,900	41,592	57,529	519,900	$ -	577,429
2022 Convertible Note	$ 162,000	8.00%	Financial year 2022	12,960	27,177	162,000	-	189,177	14,217	14,217	162,000	$ -	176,217
Total				$ 54,552	$ 126,298	$ 681,900	$ -	$ 709,077	$ 55,809	$ 71,746	$ 681,900	$ -	$ 753,646

The convertible notes are convertible into preferred shares at a conversion price. The conversion price shall mean (A) in the case of a Maturity Conversion, (1) the Company Valuation divided by (2) the Fully-Diluted Shares as of such conversion date; and (B) in the case of a Fund Raise Conversion, 80% of the lower of the following values: (1) the lowest

price per Fund Raise Security paid by the investors purchasing Fund Raise Securities in the Fund Raise; or (2) the quotient of (x) the Valuation Cap ($2,500,000) divided by (y) the Fully-Diluted Shares as of the Fund Raise Date. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

9.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(288,457)	$	(210,294)
Valuation Allowance		288,457		210,294
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023		2022	
Net Operating Loss	$	(601,610)	$	(313,154)
Valuation Allowance		601,610		313,154
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023 the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,864,810, and the Company had state net operating loss ("NOL") carryforwards of approximately $2,864,810. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 5, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,195,107, an operating cash flow loss of $1,046,767, and liquid assets in cash of $29,519, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.